UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023.

Commission File Number: 001-39389

GameSquare Holdings, Inc.
(Exact Name of Registrant as Specified in Charter)

6775 Cowboys Way, Ste. 1335, Frisco, Texas, USA, 75034

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ⊠  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report on Form 6-K/A (the “Amendment”) amends the Report on Form 6-K filed on August 14, 2023 (the “Original 6-K”) containing the Unaudited Interim Condensed Consolidated Financial Statements of GameSquare Holdings, Inc. (the “Company”) as of and for the three and six months ended June 30, 2023, and 2022. The purpose of this Amendment is solely to provide the Company’s Unaudited Interim Condensed Consolidated Financial Statements as of and for the three and six months ended June 30, 2023 and 2022, formatted in Inline eXtensible Business Reporting Language (“iXBRL”) in accordance with Rule 405 of Regulation S-T and paragraph C(6)(a)(ii) of the General Instructions to Form 6-K, attached hereto as Exhibit 99.1, and filed within six business days of the Original 6-K, in accordance with the temporary hardship exemption provided by Rule 201 of Regulation S-T. Such Unaudited Interim Condensed Consolidated Financial Statements were previously filed without iXBRL as Exhibit 99.1 to the Original 6-K.

Except as described above, this Amendment speaks as of the original filing date of the Original 6-K and does not amend, update or restate any information set forth in the Original 6-K or reflect any events that occurred subsequent to the original filing date of the Original 6-K.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMESQUARE HOLDINGS, INC.
(Registrant)

Date: August 21, 2023	By:	/s/ Justin Kenna
	Name:	Justin Kenna
	Title:	Chief Executive Officer and Director

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EXHIBIT INDEX

99.1	Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2023 and 2022.
101.INS

The following materials from this Report on Form 6-K/A are formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Unaudited Condensed Interim Consolidated Statements of Financial Position; (ii) Unaudited Condensed Interim Consolidated Statements of Income (loss) and Comprehensive Income (loss); (iii) Unaudited Condensed Interim Consolidated Statements of Shareholders’ Equity (Deficiency); (iv) Unaudited Condensed Interim Consolidated Statements of Cash Flows; and (v) Notes to the Unaudited Condensed Interim Consolidated Financial Statements.

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